EXHIBIT 99.1

Valneva Announces Availability of Documentation for its Combined Shareholder Meeting and Provides Corporate Update

Saint-Herblain (France), June 5, 2024 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company (“the Company”), today announced the availability of documentation for its Combined General Meeting (“the Meeting”) to be held on June 26, 2024 at 2:00 p.m. CEST at the Sofitel Lyon Bellecour Hotel, 20 quai du Docteur Gailleton, 69002 Lyon (France).

The Preliminary Notice of Meeting – including the agenda, the draft resolutions proposed by the Board of Directors, and instructions for participation and voting to the Meeting – was published in the Bulletin des Annonces Légales Obligatoires (BALO) on May 22, 2024.

The information and preparatory documents related to this Meeting are available on Valneva’s website at https://valneva.com/2024-combined-general-meeting/.

Any shareholder wishing to receive, by mail or e-mail, Meeting documents referred to in Article R. 22-10-23 of the French Commercial Code, may make a request until the fifth day inclusive before the Meeting date, by contacting the Company at assemblee.generale@valneva.com. Holders of bearer shares may exercise this right on the condition that they provide a shareholding certificate certifying the registration of the shares in a bearer securities account managed by an authorized financial intermediary.

Shareholders may also access the Meeting documentation at the Company’s registered office.

The Company also announced that after ten years at Valneva, Mr. Frédéric Jacotot, General Counsel & Corporate Secretary, will leave the Company at the end of July, as agreed with Valneva’s Board of Directors.

The Company has appointed Kendra Wergin, currently VP Legal and Associate General Counsel at Valneva, as its next General Counsel & Corporate Secretary and member of the Company’s Executive Committee, effective August 1, 2024. Ms. Wergin is a U.S.-qualified lawyer with expertise in corporate and international law. Prior to joining Valneva in 2020, Ms. Wergin practiced in the corporate group of a major international law firm and the in-house legal team of a Fortune 500 company. During the past four years, she played a key role in executing on the Company’s strategy, including its Nasdaq listing and subsequent global offerings. She earned law degrees in the U.S. and France following prior professional experience in the public interest sector.

Thomas Lingelbach, Chief Executive Officer of Valneva, said, “I would like to personally thank Frédéric for his great contributions to the Company over the past 10 years and welcome Kendra into this well-deserved role. We are delighted to be able to elevate one of our own to this position.”

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines as well as certain third-party vaccines leveraging our established commercial infrastructure.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.